Exhibit 99.1

Execution Copy

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of March 4, 2019, by and among Papa John’s International, Inc., a Delaware corporation (the “Company”), and John H. Schnatter (“Founder”) (each of the Company and Founder, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Founder have engaged in various discussions and communications concerning the Company;

WHEREAS, as of the date hereof, Founder has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules or regulations promulgated thereunder, the “Exchange Act”)) interest in the common stock, $0.01 par value per share, of the Company (the “Common Stock”), totaling, in the aggregate, 9,965,732 shares, or approximately 31% of the Common Stock issued and outstanding on the date hereof;

WHEREAS, pursuant to an opinion, dated January 15, 2019, and an order dated January 23, 2019 (collectively, the “220 Orders”), the Court of Chancery of the State of Delaware (the “Court of Chancery”) ordered the Company to produce books and records for inspection by Founder in connection with an action brought by Founder under Section 220 of the General Corporation Law of the State of Delaware (the “220 Action”);

WHEREAS, Founder submitted a letter to the Company on March 1, 2019 (the “Nomination Letter”), nominating himself to be elected to the Company’s board of directors (the “Board”) at the Company’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”);

WHEREAS, the Company is agreeing to amend, within ten (10) business days after the date of this Agreement, that certain Rights Agreement, dated as of July 22, 2018, between the Company and the rights agent (as amended from time to time, the “Rights Plan”) to remove the “acting in concert” provision;

WHEREAS, the Company is agreeing to amend, within ten (10) business days after the date of this Agreement, that certain Governance Agreement, dated February 4, 2019 (the “Governance Agreement”), between the Company and certain funds affiliated with, or managed by, Starboard Value LP (collectively, “Starboard”) to remove Section 1(c)(iii) thereof in its entirety; and

WHEREAS, the Company and Founder have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.             Board Appointments and Related Agreements.

(a)           Board Appointments.

(i)             Promptly following execution of this Agreement, the Parties agree to cooperate to identify a mutually acceptable independent director (a “Founder Independent Designee”) who (A) is not the Founder, (B) has business, restaurant, marketing, technology, accounting, finance and/or other relevant experiences or expertise, (C) is acceptable to Founder and the Board, each in its sole and absolute discretion, (D) qualifies as “independent” pursuant to The Nasdaq Stock Market’s (“Nasdaq”) listing rules, (E) is independent of Founder and Starboard, (F) does not have a conflict of interest with the Company, and (G) satisfies the publicly disclosed corporate governance guidelines and policies with respect to service on the Board that are generally applicable to all directors of the Company (subject to any phase-in periods generally applicable to new directors, such as stock ownership requirements) (clauses (A)-(G), the “Eligibility Requirements”), to recommend for appointment as a director of the Company. Founder acknowledges that the Founder Independent Designee or proposed Founder Independent Designee may be required, if requested by the Company, to submit to the Company a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation required by the Company in connection with the appointment or election of new Board members generally. The Board shall make its determination and recommendation regarding whether a Founder Independent Designee meets the Eligibility Requirements promptly, and in any event within ten (10) business days, after such nominee has submitted to the Company the documentation required by the previous sentence. If the Board determines that a proposed Founder Independent Designee does not meet the Eligibility Requirements, the Parties agree to thereafter cooperate to identify another proposed Founder Independent Designee whose appointment shall be subject to meeting the Eligibility Requirements in accordance with the procedures described in this paragraph.

(ii)            If a Founder Independent Designee is recommended for appointment as a director of the Company and the Board determines that such Founder Independent Designee meets the Eligibility Requirements on or prior to March 22, 2019, the Company agrees that, subject to the Founder Independent Designee’s continued satisfaction of the Eligibility Requirements, (A) the Board and all applicable committees of the Board shall take all necessary actions to increase the size of the Board by one member and appoint the Founder Independent Designee to fill the newly created directorship effective immediately, and nominate, along with its other nominees, the Founder Independent Designee for election to the Board at the 2019 Annual Meeting for a term expiring at the Company’s 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”), and (B) the Company shall recommend, support and solicit proxies for the election of the Founder Independent Designee at the 2019 Annual Meeting in the same manner as it recommends, supports and solicits proxies for the election of the other nominees nominated by the Board for election as directors.

(iii)           If a Founder Independent Designee is recommended for appointment as a director of the Company and the Board determines that such Founder Independent Designee meets the Eligibility Requirements after March 22, 2019, the Company agrees that, subject to the Founder Independent Designee’s continued satisfaction of the Eligibility Requirements, the Board and all applicable committees of the Board shall take all necessary actions to increase the

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size of the Board by one member and appoint the Founder Independent Designee to fill the newly created directorship effective immediately following the later of (A) the 2019 Annual Meeting or (B) the determination of the Board that the Founder Independent Designee meets the Eligibility Requirements.

(b)           Board Resignation; Nomination Withdrawal.

(i)             If the Founder Independent Designee is appointed to the Board prior to the 2019 Annual Meeting, Founder agrees to resign effective upon the appointment of the Founder Independent Designee to the Board (unless Founder decides to resign at an earlier time). Founder agrees that his term as a director of the Company expires at the 2019 Annual Meeting.

(ii)            Upon the Company’s performance of its obligations set forth in Sections 2(a) and (b), within the time periods prescribed therein, the Nomination Letter shall automatically be withdrawn.

(c)           Committees.

Subject to the Company’s corporate governance guidelines, the rules and regulations promulgated under the Exchange Act, Nasdaq’s listing rules and applicable laws, the Board shall give the Founder Independent Designee the same due consideration for membership on all committees of the Board as any other independent director.

(d)           Certain Litigation Agreements.

(i)             Within two (2) business days after being notified of the Company’s performance of its obligations set forth in Sections 2(a) and (b), within the time periods prescribed therein, Founder shall cause the Notice of Dismissal attached hereto as Exhibit A to be filed in the action pending in the Court of Chancery styled John H. Schnatter v. Mark S. Shapiro, et al., C.A. No. 2018-0646-AGB, dismissing the action without prejudice. For purposes of this Section 1(d), the Parties agree that the Company’s disclosure of the performance of its obligations set forth in Sections 2(a) and (b) in a Form 8-K filed with the Securities and Exchange Commission shall constitute notification to Founder.

(ii)            Within ten (10) business days after the expiration of Founder’s term as a director of the Company at the 2019 Annual Meeting (or his earlier resignation), Founder shall cause the action filed by Evergreen Real Estate, LLC against the Company in the circuit court for Jefferson County, Kentucky to be dismissed with prejudice.

(iii)          From and after the date of this Agreement, the Company shall cooperate with Founder in connection with the defense of that certain action styled Danker v. Papa John’s Int’l., Inc., et al., pending in the United States District Court for the Southern District of New York unless and to the extent the Company determines in good faith that such cooperation is not in the best interests of the Company’s stockholders. Beginning immediately after the date of this Agreement, the Company shall advance Founder all reasonable legal costs, fees and expenses incurred to date and as they are thereafter incurred by Founder in connection with such action (subject to receipt of a customary undertaking by Founder if required by applicable law, the Company’s charter and bylaws or any agreement between Founder and the Company).

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(iv)           The Company will produce the books and records as ordered to be produced by the 220 Orders and will not appeal the 220 Orders; neither Founder’s rights under nor the Company’s compliance with the 220 Orders will be limited, waived, or modified in any way by the expiration of Founder’s term (or earlier resignation) as a director of the Company. For the avoidance of doubt, nothing in this Agreement shall constitute a waiver of Founder’s rights as a stockholder to inspect books and records under applicable law.

2.             Amendment of Rights Plan and Governance Agreement.

(a)           Within ten (10) business days after the date of this Agreement, the Company shall amend the Rights Plan to remove the “acting in concert” provisions by deleting Section 1(b) in its entirety and deleting the following language from Section 1(d)(iii): “is (A) Acting in Concert, or (B).”

(b)           Within ten (10) business days after the date of this Agreement, the Company shall amend the Governance Agreement to delete Section 1(c)(iii) thereof in its entirety.

(c)            The Company shall not take any action prior to the 2020 Annual Meeting that, directly or indirectly, would be inconsistent with the provisions of Sections 2(a) or (b), including, without limitation, by amending the Rights Plan to implement (or entering into a new rights agreement that contains) “acting in concert” provisions, by entering into any voting agreement or binding commitment with Starboard, whether or not pursuant to the Governance Agreement, or otherwise.

3.             Representations and Warranties of the Company.

The Company represents and warrants to Founder that (a) the Company has the corporate power and authority to execute this Agreement, and to bind it hereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with their terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement, the Rights Amendment and the Governance Amendment by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or its subsidiaries, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company or any of its subsidiaries is a party or by which it or they are bound.

4.             Representations and Warranties of Founder.

Founder represents and warrants to the Company that (a) Founder has the power and authority to execute this Agreement and to bind Founder hereto, (b) this Agreement has been duly authorized, executed and delivered by Founder, and is a valid and binding obligation of Founder, enforceable against Founder in accordance with its terms except as enforcement thereof

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may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by Founder does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Founder or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, contract, commitment, understanding or arrangement to which Founder is a party or by which he is bound.

5.             Specific Performance.

Each of Founder, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Founder, on the one hand, and the Company, on the other hand, shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and without need to post a bond or other security. This Section 5 is not the exclusive remedy for any violation of this Agreement.

6.              Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

7.             Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses and facsimile numbers for such communications shall be:

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If to the Company:

Papa John’s International, Inc.

2002 Papa John’s Boulevard

Louisville, Kentucky 40299-2367

Facsimile:  (502) 261-4705

Attention:  Caroline Oyler, Senior Vice President, Chief Legal and Risk Officer

E-mail:  Caroline_Oyler@papajohns.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004
Facsimile: (202) 637-5910

Attention: John Beckman, Esq.

E-mail:  john.beckman@hoganlovells.com

If to Founder:

John H. Schnatter

11411 Park Road

Anchorage, Kentucky 40223

with a copy (which shall not constitute notice) to:

Hunton Andrews Kurth LLP

951 E. Byrd Street

Riverfront Plaza – East Tower

Richmond, Virginia 23219

Facsimile: (804) 343-4864

Attention: Steven M. Haas, Esq.

E-mail: shaas@hunton.com

and

Glaser Weil LLP

10250 Constellation Blvd.

19th Floor

Los Angeles, California 90067

Facsimile: (310) 785-3515

Attention: Garland A. Kelley, Esq.

E-mail: GKelley@GlaserWeil.com

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8.             Applicable Law.

This Agreement, and all claims and causes of action hereunder, whether in tort or contract, or at law or in equity, shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties irrevocably agrees that any action, suit or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder, brought by the other Party or its successors or permitted assigns, whether in tort or contract or at law or in equity, shall be brought and determined exclusively in the Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action, suit or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action, suit or proceeding relating to this Agreement in any court other than the aforesaid courts. The Parties knowingly and irrevocably waive the right to a trial by jury in connection with any such action, suit or proceeding. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action, suit or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. The Parties acknowledge that nothing in this Agreement limits the exercise of any director’s fiduciary duty as a director of the Company under applicable law (including the Founder Independent Designee).

9.             Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

10.           Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of the Company and by Founder. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any

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single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Founder, the prior written consent of the Company, and with respect to the Company, the prior written consent of Founder. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate immediately after the 2020 Annual Meeting, except the provisions of Section 5 through Section 9, which shall survive such termination.

[The remainder of this page intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

PAPA JOHN’S INTERNATIONAL, INC.

By:	/s/ Joseph H. Smith, IV
Name:	Joseph H. Smith, IV
Title:	Senior Vice President, Chief Financial Officer

JOHN H. SCHNATTER

/s/ John H. Schnatter

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Exhibit A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JOHN H. SCHNATTER, Plaintiff, v. MARK S. SHAPIRO, SONYA E. MEDINA, OLIVIA F. KIRTLEY, CHRISTOPHER L. COLEMAN, LAURETTE T. KOELLNER, and PAPA JOHN’S INTERNATIONAL, INC., Defendants.	) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 2018-0646-AGB

NOTICE OF DISMISSAL WITHOUT PREJUDICE

PLEASE TAKE NOTICE THAT, pursuant to Court of Chancery Rule 41(a)(1)(i) and that certain Agreement, dated March 4, 2019, to which the form of this notice is attached, Plaintiff dismisses the above-captioned action WITHOUT PREJUDICE. Plaintiff reserves all of his rights with respect to any person named as a Defendant in this action, at any time. Neither this Notice of Dismissal Without Prejudice, nor any prior amendment to the action, shall operate to bar any claims against any person named as a Defendant in this action, at any time.

Bayard, P.A

/s/
Peter B. Ladig (#3513)
Brett M. McCartney (#5208)
Elizabeth A. Powers (#5522)

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600 N. King Street, Suite 400 Wilmington, Delaware 19801 (302) 655-5000 Attorneys for John Schnatter Dated: March ____, 2019

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